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Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America
December 22, 2005
Our Ref            L-008180
Dear Ms. Blye,
Compagnie Générale de Géophysique Form 20-F, Amendment No. 2, for the fiscal year ended December 31, 2005/File No. 001-14622
We refer to the comment letter of the Office of Global Security Risk (the “Office”) dated December 7, 2005 on the above referenced Amendment No. 2 to the annual report on Form 20-F (the “20-F”) of Compagnie Générale de Géophysique (“CGG”).
The Office has requested that CGG describe its operations and contacts with each of Cuba, Iran, Syria and Libya (the “Subject Countries”), which are or, in the case of Libya, were, subject to economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The Office has also requested CGG’s view as to whether such operations and contacts, individually or in the aggregate, constitute a material investment risk to CGG’s security holders.
Set forth below in detail is the response of CGG.
Response
CGG does not believe that its operations in the Subject Countries pose a material investment risk for CGG security holders.
As set forth in the 20-F, CGG operates through its Services segment, including its Land strategic business unit (“SBU”), Offshore SBU, Processing and Reservoir SBU and through its Product segment. CGG would like to emphasize at the outset that its internal policies governing its activities in each of the Subject Countries are designed to ensure that such activities are conducted in compliance with applicable OFAC-administered economic sanctions. CGG believes that its activities comply with all applicable OFAC-administered economic sanctions.
For the year ending December 31, 2005, aggregate CGG revenues to date from operations in the four Subject Countries are approximately Euro 60 million. These revenues represent approximately 8.7% of total consolidated CGG revenues for the year ended December 31, 2004. However, CGG expects this percentage to diminish when total consolidated CGG revenues for the year ended December 31, 2005 are
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used in the calculation, as these will include the revenues of Exploration Resources ASA, a Norwegian company that CGG acquired in September 2005 and which, CGG has confirmed, does not currently conduct business in any of the Subject Countries. More importantly, all OFAC-administered economic sanctions against Libya ended in September 2004. If Libya is removed, the percentage revenue figure noted above drops to approximately 4.2%. The corresponding figures for the year ended December 31, 2004 were approximately 5.8% of total CGG consolidated revenues, or 3.2% if Libya is removed. CGG believes that the difference between 2004 and 2005 in such percentages is attributable to the normal cycles in its business.
CGG’s operations in the Subject Countries, including the business in Iran and Cuba that the Office has cited, conform to the general descriptions of the business of CGG’s Services and Product segments that are contained in Item 4 of the 20-F. With respect to Libya, CGG confirms that it has developed two partnerships in 2005 with a local seismic operator in Libya for its Land SBU. These partnerships are part of CGG’s Land SBU strategy, which emphasizes partnerships with local companies around the world. CGG also has entered in cooperation agreements with Libyan companies as part of the Offshore and Processing SBUs. With respect to Syria, CGG’s activities have in 2005 consisted of one contract for the processing of seismic data and certain small sales of equipment (in aggregate amount in 2005 of approximately Euro 1 million).
As noted previously, CGG believes its activities in the Subject Countries comply with all applicable OFAC sanctions. With respect to Libya, CGG respectfully submits that OFAC sanctions are no longer relevant to CGG’s activities after September 2004. The OFAC sanctions relating to the other Subject Countries to varying degrees restrict the activities of U.S. persons but not those of non-U.S. persons (as variously defined in the OFAC regulations) such as CGG and CGG’s non-U.S. subsidiaries. CGG believes that the operations in the Subject Countries that continue to be subject to OFAC administered sanctions are not material by any of the quantitative benchmarks of materiality used by the Securities and Exchange Commission to determine what constitutes material information for investors. In addition, revenues from the Subject Countries which continue to be subject to OFAC sanctions are significantly less than CGG derives from other countries, where CGG does not, pursuant to its general disclosure policies and the presentation of its business to investors, disclose revenues on a country-by-country basis.
In concluding that the operations in the Subject Countries do not constitute a material investment risk to CGG security holders, CGG has also considered qualitative aspects of materiality. With respect to Libya, CGG fails to see how any qualitative aspects of materiality such as adverse public reaction would pose an investment risk to CGG security holders under circumstances where OFAC administered sanctions have been lifted since September 2004 and, since such date, there are many U.S. companies involved in the energy sector in Libya on a significantly larger scale than CGG. While the likelihood or impact of any adverse public reaction to activities in the other Subject Countries is difficult to access, CGG believes that such impact, if any, is significantly diminished by the fact that CGG’s U.S. entities do not conduct activities in the Subject Countries and that CGG’s U.S. shareholder base, including holdings of American Depositary Receipts (“ADRs”), is approximately 10% of the total (based on the latest information available to CGG), significantly lower than its non-U.S. shareholder base. Finally, CGG notes that based on the latest information available to it, it has not identified any share or ADR holders in either Arizona or Louisiana.
In short, after due consideration, CGG believes that there is no set of reasonably foreseeable circumstances under which its operations in the Subject Countries would pose a material investment risk to security holders of CGG. To give greater prominence in its disclosure of its operations in the Subject Countries would not be consistent with CGG’s general disclosure policies with respect to the countries in which it operates, which CGG believes to be well-balanced and fair. To give such greater prominence might even mislead investors into believing that such operations are more important than they are.
* * * * *
Should the Office have any questions or require any additional information, please contact the undersigned (tel: +331 5643 5882 or tom.oneill@linklaters.com).
Yours sincerely
/s/ Thomas N. O’Neill III
Thomas N. O’Neill III
cc:	Jack Guggenheim, Office of Global Security Risk, Division of Corporation Finance
Roger Schwall, Assistant Director, Division of Corporate Finance
Michel Ponthus, Compagnie Générale de Géophysique
Béatrice Place-Faget, Compagnie Générale de Géophysique